09/29/05

Office of the Secretary

Securities and Exchange Commission
100 F. Street North East
Washington, D.C. 20549-0406

RE : Interplay Entertainment Corp. (IPLY)

Form 10-K for the Fiscal Year ended December 31, 2004

Form 10-Q for the Fiscal Quarter ended March 31, 2005

File No. 000-27338

Dear Sir/ Madam:

The CEO/ Interim Chief Financial Officer has only just returned from his business meetings in Europe. The CEO/ Interim Chief Financial Officer plans on addressing the letter received by the SEC and would like to request additional time until the week of October 17, 2005 to respond .

Sincerely,

/s/ Hervé Caen
______________________
Hervé Caen
Chairman & CEO

cc: Christopher White

Interplay Entertainment Corp • 1682 Langley Avenue • Irvine • CA • 92606 • USA • Phone: 310/432.1958 • Fax: 310/432.1959